Exhibit 99.2

Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 - 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

October 17, 2007

Item 3 News Release

The news release dated October 17, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO 604 683-8193

Item 9 Date of Report

October 17, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN EXTENDS MANGOASE TARGET AREA TO 16 KM IN LENGTH AND FINDS GOLD IN BEDROCK AT BIA TARGET AREA AT ASUMURA GOLD PROPERTY, GHANA

October 17, 2007, Vancouver, BC: Keegan Resources Inc. ("Keegan") is pleased to provide an update and release the latest results of step out soil sampling at the Mangoase anomaly, infill soil sampling at the NW anomaly and augur drilling on the Bia anomaly at the Asumura Property in southwest Ghana. (See map at www.keeganresources.com)

At the Mangoase anomaly, 13 new step out soil lines at 400 meter spacing all returned values of greater than 25 ppb Au (up to 327 ppb Au) from lateritic soils despite the fact that much of the soil was covered by alluvium and colluvium in low lying terrain. This new data reveals that the Mangoase structure is mineralized along its entire 16 km structural length on the Asumura property.

At the NW anomaly, in similar terrain, infill soils (to 200 meter spacing) confirmed and strengthened the anomaly: the majority of lines in this area have 2 or more consecutive 50+ ppb Au samples with values as high as 278 ppb Au which are very encouraging results for geochemical anomalies in laterite soils.

At the Bia fault/target area, augur testing at 400 meter centers of the two most prospective IP anomalies (see NR dated April 11, 2007) discovered both gold in soil and gold in saprolitic bedrock in each line that was able to penetrate beneath the often deep alluvial and organic cover. The saprolite samples as high as 241 ppb Au, are either aligned linearly on the magnetic break that describes the structure (Anomaly A-1) or parallel to the structure (A-2) and compliments the resistivity anomalies in these areas very well (please see http://www.keeganresources.com for maps of the Mangoase, NW, and Bia Target Areas).

Keegan plans to fly an airborne electromagnetic study (VTEM) over the entire property, while it continues to enhance and extend the geochemical anomalies, all in preparation for an extensive drill program poised to start in the first quarter of 2008.

In other business, Keegan Resources Inc. would like to announce, as of October 2, 2007, the appointing of Mark Orsmond as a new Director in place of Tony Ricci who remains the current CFO, subject to TSX Venture approval. Mr. Orsmond is a professional accountant, qualified in both Canada and South Africa. Mr. Orsmond has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he owns and operates in Canada. Keegan has issued 100,000 options to Mr. Orsmond at a price of $3.60.

Dan McCoy, President and CEO of Keegan states: "We are pleased to see the continued development of the extensive structural gold targets at the Asumura project. The extensive gold- in-soil anomalies at 400 meter spacing along with prospective geophysical indicators are very encouraging. The currently planned VTEM program will add one more layer of data to the program and, together with the ongoing geochemical program will lead to an aggressive, efficient drill program at the start of 2008. I would also like to take this opportunity to welcome Mark Orsmond to the board of Directors."

All soils and augur samples are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards. Augur samples are taken at one meter intervals down the hole and are logged according to regolith as alluvium, colluvium, soil, saprolite or some combination. Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's QP on the property.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.